

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

via facsimile and U.S. mail
Mr. Horng Dih Lee
Northern Orion Resources, Inc.
250-1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9

August 30, 2007

Re: **Northern Orion Resources, Inc.**
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed April 3, 2007
File No. 1-31927

Dear. Mr. Lee:

We have completed our review of Northern Orion Resources, Inc.'s 2006 Form 40-F and do not, at this time, have any further comments.

Sincerely,

Karl Hiller
Branch Chief